[WILSON SONSINI GOODRICH & ROSATI,
PROFESSIONAL CORPORATION LETTERHEAD]
February 14, 2008
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Accounting Branch Chief

Re:	Request for Extension of Response Time to Ms. Collins’ January 31, 2008 Comment Letter on the Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007
Dear Ms. Collins:
     As we have discussed with you, on behalf of our client, Nuance Communications, Inc. (the “Company”), we respectfully request an extension of time to respond to your comments dated January 31, 2008 relating to the above referenced Form 10-K, File No. 000-27038, filed with the Securities and Exchange Commission on November 29, 2007 (the “Comment Letter”). We are requesting this extension to allow the Company additional time to formulate thorough responses to the Comment Letter. As indicated to you, the Company intends to provide its responses to the Comment Letter as soon as possible.

U.S. Securities and Exchange Commission
February 14, 2008

     If you have any questions regarding this request, please contact the undersigned at (212) 497-7707.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Adam Dinow
Adam Dinow

cc:	Paul Ricci James Arnold Richard Palmer Jo-Anne Sinclair, Esq. Nuance Communications, Inc.